UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1	Telefónica: Agreement for the sale of Telefonica Móviles del Uruguay, S.A.	2

TELEFÓNICA, S.A. (“Telefónica”) in compliance with the Securities Market legislation, hereby communicates the following:
OTHER RELEVANT INFORMATION

Telefónica Hispanoamérica, S.A., a wholly owned subsidiary of Telefónica, S.A., has reached an agreement today for the sale to Millicom Spain, S.L. of all the shares it holds in Telefónica Móviles del Uruguay S.A., representing 100% of its share capital.
The amount of the transaction (firm value) for the company is USD 440 million (approximately EUR 389 million at the current exchange rate) and the corresponding price is subject to the usual price adjustments for this type of transactions.
The closing of the transaction is also subject to certain closing conditions including the relevant regulatory approvals.
This transaction is part of the Telefónica Group’s asset portfolio management policy and is aligned with its strategy of reducing exposure in Hispanoamerica.

Madrid, May 21, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	May 21, 2025	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors